

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Stephen L. Holcombe
President and Chief Executive Officer
vTv Therapeutics Inc.
4170 Mendenhall Oaks Pkwy
High Point, NC 27265

> **Re:** **vTv Therapeutics Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 14, 2015**
> **CIK No. 0001641489**

Dear Mr. Holcombe:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

Prospectus Summary, page 1

The Reorganization Transactions, page 4

3. Please discuss the reasons for the structuring of the reorganization transaction.

4. You use the terms economic right, economic interest and economic ownership. Please revise to describe what these terms mean. For example, in describing the economic ownership held by the Registrant and vTv Therapeutics Holdings LLC in vTv Therapeutics LLC, please clarify what economic ownership is and explain whether or not both owners will share in the economics on a pro rata basis based upon their economic ownership percentage. If any material differences in rights exist, please disclose them as well.

5. In the diagram of your corporate structure, you show operating subsidiaries below vTv Therapeutics LLC. Please revise to present each operating subsidiary separately and describe the nature and form of their voting and economic ownership. Please also revise your disclosures to clarify how vTv Therapeutics LLC obtained each of these operating subsidiaries and their relationship, if any, to the assets you state will be contributed to vTv Therapeutics LLC by vTvx Holdings I and II.

Summary Historical and Pro Forma Financial Data, page 12

6. Please tell us the guidance you are relying upon in presenting pro forma net loss per share information for the year ended December 31, 2013 or remove it from the filing. If you intend to present a pro forma net loss per share amount under the historical column for the year ended December 31, 2014, please revise your disclosures to clarify why it is being presented, how it was computed and how it differs from the amount shown in the pro forma column.

7. Please revise to also include your reorganization pro forma information.

Risk Factors, page 13

Risks Relating to Our Dependence on Third Parties, page 29

We do not have multiple sources of supply . . ., page 31

8. Please clarify whether you have any material agreements with your suppliers. If so, please file them as exhibits.

Use of Proceeds, page 52

9. We note the disclosure regarding the intended use of proceeds. Please provide the approximate amount intended to be used for each such purpose, as required by Item 504 of Regulation S-K.

10. We note the disclosure in the last two paragraphs of this section and in the third risk factor on page 45 that the use of proceeds could change in the future as your plans and business conditions evolve and that you retain broad discretion in the application of the net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations, page 59

11. You disclose your former subsidiary HPCTC, which provided clinical trial services, was sold to a former officer and director on December 30, 2014. Please revise your pro forma financial statements to give effect to the disposal of HPCTC in a separate column preceding the reorganization adjustments column or explain to us why it is not required. Please refer to Rules 11-01(a)(4) and 11-01(b) of Regulation S-X.

12. Please revise Notes (b) on pages 60 and 62 to disclose how the amount of each pro forma adjustment was determined.

13. Please present reorganization pro forma earnings (loss) per share amounts. Please also revise Note (c) on page 60 to disclose how the reorganization pro forma and pro forma earnings (loss) per share amounts were computed and disclose any securities not included in each computation for anti-dilutive reasons. In addition, please disclose the number of offering shares included in the denominator used for computing pro forma earnings (loss) per share and explain your basis for including them. Please also disclose the number of offering shares not included and explain why they were not.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 61

14. It does not appear you have given pro forma effect to all of the reorganization transactions disclosed on page 4. It appears after the reorganization transactions that substantially all of vTvx Holdings I and II's assets will have been contributed to vTv Therapeutics LLC. In addition, it appears the Registrant will then hold a voting managing member interest in vTv Therapeutics LLC with no economic interest. Please tell us your basis for presenting the members' equity of vTvx Holdings I in the reorganization pro forma column, rather than the equity of the Registrant. Please also explain why no noncontrolling interest in vTv Therapeutics LLC has been reflected. Please also address the related impact this would have on the reorganization pro forma column presented in your pro forma statement of operations.

15. Please tell us whether or not the Registrant would meet the requirements for consolidating vTv Therapeutics LLC after the reorganization transactions but before the offering adjustments and provide us with the analysis you performed in reaching this conclusion, including your consideration of the applicability of the variable interest entity model in ASC 810. Please provide us with a similar consolidation analysis after the offering adjustments.

16. Please disclose your proposed accounting for the acquisition of vTv Therapeutics LLC Units with the offering proceeds and explain to us the basis for your accounting treatment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Recently Issued Accounting Pronouncements Not Yet Adopted, page 75

17. You are in the process of assessing the impact of the adoption of ASU No. 2015-02 on your financial statements. Please update your disclosures to address the expected impact. Please also disclose here and elsewhere in the filing any characteristics of the Registrant's structure that could potentially impact your consolidation of vTv Therapeutics LLC and/or other entities upon the adoption of this ASU.

License Agreements, page 98

18. Please file the license agreement with Calithera as an exhibit.

19. Consider discussing the letter agreement with a former officer, as referenced in footnote three to the financial statements and file the agreement as an exhibit.

Management, page 109

20. Please disclose time period during which Mr. Kindler has served in each employment listed. In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Kindler should serve as a director of the company, as required by Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 111

21. We note the statement that you did not pay compensation to any of your executive officers. Please clarify whether any compensation was paid to your executive officers by your Predecessors. If so, please provide the disclosure required by Item 402 of Regulation S-K regarding that compensation. In addition, please revise to provide a more

detailed discussion of the compensation arrangements for officers after the completion of this offering.

22. Please file the employment agreements once entered into and discuss the terms to the extent known, if you have preliminary arrangements regarding these agreements. In addition, please explain the reference to your Chief Financial Officer. We do not see disclosure regarding this individual in the management section.

Certain Relationships and Related Party Transactions, page 113

23. Please provide all of the disclosure required by Item 404 of Regulation S-K. We note the balance sheet reflects a number of related party amounts and footnote 14 discusses related party transactions that are not discussed in this section.

Recent Sales of Unregistered Securities, page II-2

24. Please provide the disclosure required by Item 701 of Regulation S-K, including your predecessor's transactions.

Undertakings, page II-3

25. Please include the Item 512(a)(5)(ii) and Item 512(a)(6) undertakings. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Financial Statements

vTv Therapeutics, Inc

Notes to Balance Sheet

1. Organization, page F-4

26. Please disclose your fiscal year end.

TransTech Pharma, LLC and High Point Pharmaceuticals, LLC

Notes to Combined Consolidated Financial Statements

Recently Adopted Accounting Pronouncements, page F-16

27. HPCTC was sold to a former officer and director on December 30, 2014. You disclose that the disposal of HPCTC does not represent a strategic shift in operations and therefore is not presented as discontinued operations. Considering your disclosure on page 70 that revenues for 2013 and 2014 are primarily related to clinical trial services provided by HPCTC and it appears that no revenue or continuing cash flows are expected to be generated upon disposal of HPCTC, tell us the basis for your conclusion that (a) the disposal of HPCTC, a major line of business generating significant revenue does not represent a strategic shift in operations (b) disposal of HPCTC will not have a major effect on your operations and financial results and (c) how your presentation is appropriate. Please explain to us in detail the factors you considered and how your presentation and disclosures comply with ASU No. 2014-08. In this regard, please also expand your discussions in MD&A to discuss whether you will continue to generate revenue by providing clinical trial services and the impact of the disposal of HPCTC on your operations and financial results.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Lawrence G. Wee, Esq.
    Paul, Weiss, Rifkind, Wharton & Garrison LLP